SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of summary of the payment notice of the tenth and last installment of interests related to the Company’s Convertible Notes in a principal amount of US$ 50,000,000, Due 2007

CRESUD S.A.C.I.F. y A. Convertible Notes in a principal amount of US$ 50,000,000, Due 2007

The Company informs that on November 14, 2007, started the payment to the holders of the tenth and last installment of interests related to the Convertible Notes issued on November 14, 2002.

Payment Agent: The Bank of New York.

Payment date: November 14, 2007

Payment hours: From 10 am to 3 pm

Installment number: Tenth installment of interests

Period comprised by the payment: May 14, 2007/ November 14, 2007

Concept of payment: Interests (100%)

Payment currency: United States Dollars

Capital Outstanding: US$ 1,421,856

Annual Nominal Interest: 8.00%

Amount of interests being paid: US$ 56,874.24

The interests will be paid to the people who were registered, with the Register Agent, as holder of the Convertible Notes, on October 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 13, 2007